CONFIDENTIAL
January 4th, 2010
To:
Zach Sivan - CEO
M-Wise Inc.

Dear Zach,

Re: M&A Consulting Services

We hereby provide you with an assignment proposal relating to M&A Consulting Services.

The M&A Consulting services shall include advisory services regarding M&A (as defined below) of the Company, or any of its Affiliates (defined below) (hereinafter, "Transaction").

“M&A” shall mean any transaction or series or combination of related transactions, whereby directly or indirectly, all of, or a substantial part of Company’s capital stock or assets are transferred from the Company and/or its shareholders and/or any of its Affiliates to a purchaser, including, without limitation, a sale or exchange of capital stock or assets, a merger, plan of exchange or consolidation, or any similar transaction.

“Affiliate” shall mean any entity or person that owns or controls, is owned or controlled by or is under joint control with, the applicable entity.

Our proposal for this assignment is as follows:

1.
Company would appoint Euronet Securities Ltd. (“EURONET”) as its non exclusive consultant relating to a possible Transaction. EURONET shall approach potential acquirers which shall be specified in Schedule A hereto (the “Acquirers”), as updated from time to time. Any changes to Schedule A will be approved in writing by the Company in advance.

2.	EURONET will provide Company with the necessary range of its M&A Consulting services as may be reasonably required by the Company, which will include, inter alia, the following services:

(a)	Identification and approach of potential Acquirers.

(b)	Expediting the presentation of the Company proposition to the appropriate persons at the Acquirers, and obtaining their reaction in a timely fashion.

(c)
Assisting the Company in conducting, coordinating, and supervising all subsequent negotiations with Acquirers including the development, together with the Company, of a negotiating strategy and assistance in the preparation of the underlying valuation model.

(d)	Consulting and supervision of the professionals involved in the preparation of the documentation for a proposed Transaction.

3.
As consideration for the services provided to Company hereunder, EURONET shall be entitled to success fees, subject to the closing of a Transaction with an Acquirer, or any of its Affiliates(collectively, "EURONET Contact"), which will be based on the consideration paid by such EURONET Contact to the Company, or any of its Affiliates, or any of its shareholders or debt holders, in such Transaction, as follows (the "Fees"):

(a)	5% (five percent) of any consideration up to $10,000,000.
(b)	4% (four percent) of any consideration above $10,000,000 and up to $20,000,000.
(c)	3% (three percent) of any consideration above $20,000,000.

The foregoing Fees shall be paid to EURONET for any such Transaction with EURONET Contact, which shall be closed within 12 months from the termination or expiration of this agreement according to its terms.

For the purpose of calculating the Fees, the value of the consideration will include all cash and non-cash elements, as well as consideration that may be contingent or deferred, as well as distribution of cash and cash equivalent of the Company prior or at the date of closing of such Transaction.

In case of non-cash consideration, the fee payable to EURONET will be paid in the same manner, in the same terms and in the same method of payments in which the consideration is paid by EURONET Contact.
In the event of a contingent or a deferred payment as part of the Consideration, EURONET will be paid within 21 days from the day of actual payment of such deferred or contingent payment.

Euronet will have no authority under this agreement to bind the Company in any way to any parties or one specific party.  In addition, nothing contained in this agreement will require the Company to accept the terms of any proposal.  The Company has the right in its sole and absolute discretion to reject any transaction regardless of the terms proposed.

EURONET has no right or authority to create, in writing or otherwise, any obligation of any kind, to sign any agreement, on behalf of Company. Company reserves the right to determine in its sole discretion all prices and business terms and the acceptability of any transaction. Company shall have the sole and absolute right to decide whether or not to negotiate with a potential buyer, to make any offer or to accept any offer from any potential buyer, without any liability to EURONET and shall have no liability to EURONET in respect of its failure to enter into and/or comply with the terms of any agreement, except as may be provided in the indemnification provisions hereof.  No party shall have the authority to bind any other party except as set forth herein and no party shall be responsible for oversight or supervision of any other party. EURONET acknowledges this agreement is non-exclusive and that Company has the right to work with other financial advisors to pursue transactions that have the same nature of Transactions defined in this agreement and will not have any claim or demand against Company with respect to such operation by Company. Notwithstanding the above (i) EURONET shall have exclusivity regarding the Acquirers listed in Schedule A, as updated from time to time, during the term of this Agreement, and (ii) EURONET shall be entitled to the consideration from any Transaction with Euronet Contacts according to the terms of this Agreement.

EURONET hereby agrees that it will not disclose confidential information received from the Company (or its affiliates) to others (other than our employees, agents, accountants, attorneys, and other advisors) except as contemplated by this engagement, or as permitted in writing by the Company or as such disclosure may be required by law.  At the conclusion of our engagement hereunder, EURONET will return to Company or destroy all copies of any documentary confidential information that you Company duly marked "confidential" and that are at the time in our possession.  For purposes of this agreement, "confidential information" shall mean information provided by Company to EURONET that is not otherwise available to EURONET from sources outside of the Company (or its affiliates), and any such information shall cease to be confidential information when it becomes generally available, or comes to our attention, through other sources that do not, to EURONET's awareness at the time, involve a violation of this or any similar agreement.

4.
Commencing on the date hereof and for the first six months of engagement hereunder, EURONET would be entitled to a monthly fee valued at USD $5,000, payable by issuance to EURONET of 750,000 Common Stock of the Company (equal to the aggregate monthly fee of the first 6 months), which shall be issued to EURONET and registered to trade on the OTCBB by the Company within the earliest of the following: (a) 12 months from the date hereof, and (b) immediately prior to the closing of an M&A transaction. The Company shall effect the registration of the shares as aforesaid and shall bear all related costs and expenses (including legal expenses). The shares shall be issued to Euronet within 7 days from the end of each month and the number of shares shall be calculated on the basis of the average share price in the OTCBB in the 30 days period prior to their issuance.

5.	EURONET would be entitled to reimbursement of its direct out of pocket expenses incurred in connection with this engagement, subject to Company’s prior written consent.

6.	All cash Fees paid to EURONET hereunder shall be paid in US dollars or in any other currency of receipt by the Company, or its Affiliates, or its shareholders.

7.
Euronet shall invoice M-wise Inc. Any payments to EURONET shall be made against EURONET’s invoices. The Fees shall be paid within 14 days from actual receipt of the consideration by the Company, or any of its Affiliates. Reimbursement of approved out of pocket expenses shall be paid within 14 days of issuance of invoice.

8.
EURONET's assignment shall commence on the date of the Company's approval of this Agreement and shall continue until the lapse of the period of 6 months from its commencement. Both parties would be entitled to terminate the engagement under this letter at any point in time and for any reason upon giving a 10 days prior written notice to the other party. Company’s obligations to pay EURONET the Fees and other fees accrued until termination / expiration shall survive termination or expiration of this Agreement.

9.
EURONET undertakes to reasonably co-ordinate with Company in advance any contacts with an Acquirer and to maintain all aspects of this assignment and all confidential information transferred to it by Company in total confidence.

10.
In order to remove doubt, it is hereby clarified that EURONET will have no liability regarding any engagement and/or agreement between the Company and any EURONET contact. EURONET shall bear no responsibility regarding the representations and/or obligations given to the Company by EURONET contact.

11.
Company hereby agrees to indemnify EURONET and hold it harmless against any claims related to the assignment under this letter, excluding any claims and damages resulting from the gross negligence or willful misconduct of EURONET.

12.
The Company shall notify EURONET immediately on any Transaction or other events that makes EURONET eligible to any compensation hereunder. EURONET shall receive a copy of any agreement between the Company and EURONET Contact, except if such agreement is confidential and in that case EURONET shall receive a document signed by a CPA or legal counsel of the Company certifying the consideration of the company under such agreement. The Company shall keep adequate records to accurately determine the payments due under this Agreement and shall provide EURONET a copy of such records on a semi annual basis until such date when the Company meets all its payment obligations under this Agreement. EURONET shall have the right to use one of the top four accounting firms to which the Company shall agree (or other accountant firm, if acceptable both to the Company and EURONET) to audit the relevant records of the Company and verify the reports and payments required to be made hereunder. A reasonable notice of at least seven (7) business days shall be provided to the Company prior to such audit.  If the Company does not agree to any accounting firm as aforesaid, EURONET shall have the rights to appoint any one of the top four accounting firms for such audit.

We very much look forward to working with you and Company on this matter.

Yours Sincerely,

/s/ Baruch Halpert

Euronet Securities Ltd.
Name: Baruch Halpert, Partner
Date: Jan 4 2010

The above proposal is agreed and accepted:

/s/ Zach Sivan

M-Wise Inc.
Name: Zach Sivan, CEO
Date: Jan 4 2010

SCHEDULE A

1)	Smith Micro Software, Inc.
2)	PC TEL Inc.
3)	Mind CTI Ltd.
4)	Airvana Inc

The above names are agreed and accepted:

/s/ Zach Sivan

M-Wise Inc.
Name: Zach Sivan, CEO
Date: Jan 4 2010